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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cost-U-Less, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
221492 10 1 (CUSIP Number)
Allyn R. Burroughs 3 Civic Plaza, Suite 200 Newport Beach, CA 92660 (Name, address, and telephone number of Person authorized to Receive Notices and Communications)
November 14, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.    ☐

        Check the following box if a fee is being paid with the statement.    ☐

CUSIP No. 221492 10 1	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ASSI, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS WC

5	CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION NEVADA

NUMBER OF SHARES		7	SOLE VOTING POWER 234,100
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER None
PERSON WITH
		9	SOLE DISPOSITIVE POWER 234,100

		10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%

14	TYPE OF REPORTING PERSON CO

CUSIP No. 221492 10 1	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LOUIS HABASH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 234,100
PERSON WITH
		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 234,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,100

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%

14	TYPE OF REPORTING PERSON IN

STATEMENT ON SCHEDULE 13D

        This Amendment No. 1 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash"), to amend and update the Schedule 13D dated April 5, 2002 (the "Original Schedule 13D"). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

        The purpose of this Amendment No. 1 is to reflect the acquisition by ASSI of 50,300 shares of Common Stock of the Company in an open market purchase on November 14, 2002.

Item 3.    Source and Amount of Funds or Other Consideration.

        Item 3 is amended to read as follows:

        ASSI owns 234,100 shares of Common Stock. All funds used by ASSI to purchase the 234,100 shares were working capital funds. Habash, as sole shareholder of ASSI, beneficially owns all of the shares owned by ASSI.

Item 5.    Interest in Securities of the Issuer.

        Item 5 is amended to read as follows:

        (a) As of the date of this Schedule, ASSI was the record and beneficial owner of 234,100 shares of Common Stock, representing approximately 6.5% of the 3,606,376 outstanding shares of Common Stock based upon the information in the Company's Quarterly Report on Form 10-Q for the quarter ended September 29, 2002.

        As sole shareholder of ASSI, Habash beneficially owns all of the shares of Common Stock beneficially owned by ASSI. Burroughs and James are not the beneficial owner of any shares of Common Stock and specifically disclaim any beneficial ownership in the shares of Common Stock beneficially owned by ASSI.

        (b) ASSI has sole power to vote or direct the vote and to dispose or direct the disposition of the 234,100 shares of Common Stock beneficially owned by it. Habash, as sole shareholder of ASSI, shares the power to vote or direct the vote, and to dispose or direct the disposition of, the Common Stock beneficially owned by ASSI.

        (c) On November 14, 2002, ASSI purchased 50,300 shares in an open market transaction at a price of $1.54 per share.

        (d) - (e) Not applicable.

Page 4 of 5 Pages

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2002
ASSI, INC.

	By:	/s/ LOUIS HABASH Louis Habash, President

/s/ LOUIS HABASH Louis Habash

Page 5 of 5 Pages

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STATEMENT ON SCHEDULE 13D
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 5. Interest in Securities of the Issuer.
SIGNATURES